FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period 21 February 2007 to 30 March 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
             FORM 6-K: TABLE OF CONTENTS
99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – H Blanks, 26 February 2007

99.2	Voting Rights and Capital – 1 March 2007

99.3	Director Announcement – R P Thorne, 5 March 2007

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – LTIP and BSRP, 6 March 2007

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – M J Reckitt, 7 March 2007

99.6	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – LTIP and BSRP, 12 March 2007

99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – R Wahi, 14 March 2007

99.8	Notification of Major Interests in Shares – Morgan Stanley Investment Management Limited, 20 March 2007

99.9	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – K G Hanna, 26 March 2007

99.10	Retirement of Rick Braddock as a Non-Executive Director – 30 March 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/S/ JOHN MILLS

(Registrant)

Signed:	John Mills Director of Group Secretariat

Dated:	03 April 2007

Exhibit 99.1
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Disposal of Shares by Persons Discharging Managerial Responsibility
The Company was notified on 26 February 2007 that on 23 February 2007, Hester Blanks acquired and disposed of 6,760 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme. The shares were acquired for a price of £4.4375 and sold for a price of £5.615.
The Company was also notified on 26 February 2007 that on 26 February 2007, Hester Blanks acquired and disposed of 16,240 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme. The shares were acquired for a price of £4.4375 and sold for a price of £5.685.
These announcements are made following notifications under Disclosure Rule 3.1.2.
All transactions were carried out in London.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
26 February 2007

Exhibit 99.2
CADBURY SCHWEPPES PLC
Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,098,670,106 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,098,670,106.
The above figure (2,098,670,106) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.
J M Mills
Director of Group Secretariat
1 March 2007

Exhibit 99.3

5 March 2007
CADBURY SCHWEPPES – RE DIRECTOR
Cadbury Schweppes notes the announcement today by Ladbrokes plc regarding Rosemary Thorne, a non-executive director of Cadbury Schweppes, that she is no longer Group Finance Director of Ladbrokes plc and will leave that company in April.
Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd Katie Bolton
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper,

Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around 70,000 people.

Exhibit 99.4
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
The Company was notified on 5 March 2007 of the following transactions:
On 4 March 2007, the following persons acquired ordinary shares in the capital of the Company as a result of the maturity of awards made under the 2004-2006 cycle of the Company’s Long Term Incentive Plan:
Directors (announced under Disclosure and Transparency Rule 3.1.4R(1))

Sir John Sunderland	109,715 shares (of which nil shares were deferred into trust)

Ken Hanna	102,958 shares (of which 47,760 shares were deferred into trust)

Bob Stack	94,608 shares (of which 43,887 shares were deferred into trust)

Todd Stitzer	175,226 shares (of which 81,283 shares were deferred into trust)
Persons Discharging Managerial Responsibility (announced under Disclosure and Transparency Rule 3.1.4R(1))

Hester Blanks	13,594 shares (of which 6,306 shares were deferred into trust)

Gil Cassagne	65,959 shares (of which 30,597 shares were deferred into trust)

David Macnair	45,805 shares (of which 21,248 shares were deferred into trust)

Mark Reckitt	34,553 shares (of which 16,028 shares were deferred into trust)

Matthew Shattock	57,464 shares (of which 26,656 shares were deferred into trust)

Hank Udow	38,725 shares (of which 17,964 shares were deferred into trust)

Rajiv Wahi	55,149 shares (of which 25,582 shares were deferred into trust)
These shares were acquired for nil consideration. Under the rules of the plan, the release of the shares deferred into trust for a further two years is subject to certain service related conditions.
On 5 March 2007, the following individuals disposed of ordinary shares in the capital of the Company which vested under the 2004-2006 cycle of the Company’s Long Term Incentive Plan on 4 March 2007, the price received in each case being £5.28 per share:

Sir John Sunderland	109,715 shares
Bob Stack	20,848 shares
Todd Stitzer	38,614 shares

Hester Blanks	2,999 shares
Gil Cassagne	35,362 shares
David Macnair	9,858 shares
Matthew Shattock	12,367 shares
Hank Udow	20,761 shares

On 5 March 2007, the following individuals disposed of ordinary shares in the capital of the Company which vested on 4 March 2007 under the 2004-2006 cycle of the Company’s Bonus Share Retention Plan, the price received in each case being £5.28 per share:

Bob Stack	20,070 shares
Todd Stitzer	81,174 shares

Hester Blanks	4,368 shares
Mark Reckitt	3,642 shares
Matthew Shattock	17,773 shares
Hank Udow	33,270 shares
On 5 March 2007, the following individuals acquired ordinary shares in the capital of the Company under the Company’s Bonus Share Retention Plan at a price of £5.546 per share:

Ken Hanna	76,260 shares
Bob Stack	64,175 shares
Todd Stitzer	119,649 shares

Hester Blanks	13,536 shares
Jim Chambers	66,477 shares
Steve Driver	40,137 shares
David Macnair	39,883 shares
Mark Reckitt	9,231 shares
Matthew Shattock	41,396 shares
Hank Udow	47,497 shares
Rajiv Wahi	27,046 shares
Subject to certain service and performance related conditions being met, these individuals also acquired on 5 March 2007 an additional interest in the same number of shares as shown; some or all of this additional interest will vest, to the extent those conditions are met, on 4 March 2010.
On 5 March the following individuals acquired ordinary shares in the capital of the Company for £5.415 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.

Ken Hanna	25 shares
Hester Blanks	26 shares
Steve driver	25 shares
Following these transactions, the executive directors of the Company have total interests in ordinary shares in the capital of the Company as shown below (conditional interests being those interests in the Company’s Bonus Share Retention Plan and Long Term Incentive Plan that are subject to performance and service related conditions):

Sir John Sunderland	939,075 shares
346,761 conditional interest
Ken Hanna	678,552 shares
537,368 conditional interest
Bob Stack	890,248 shares
548,066 conditional interest
Todd Stitzer	822,331 shares
1,065,603 conditional interest
All transactions were carried out in London.

Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
Date: 6 March 2007

Exhibit 99.5
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each.
Sale of Shares by Person Discharging Managerial Responsibility
The Company was notified on 7 March 2007 that, following the satisfaction of certain service conditions, on 6 March 2007 Mark Reckitt acquired 9,000 ordinary shares of 12.5p each in the capital of the Company under the Company’s International Share Award Plan 2002. These shares were awarded for nil consideration.
Following the award of shares, the Company was notified on 7 March 2007 that on 6 March 2007 Mark Reckitt disposed of 3,773 shares of 12.5p each in the capital of the Company at a price of £5.315 per share.
All transactions were carried out in London.
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
Contact:
John Mills, Director of Group Secretariat
Tel: 020 7830 5176
7 March 2006

Exhibit 99.6
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
The Company was notified on 9 March 2007 of the following transactions:
In addition to the interests notified on 6 March 2007, the following Directors and Persons Discharging Managerial Responsibility also acquired the following interests in ordinary shares in the capital of the Company on 5 March 2007 under the Company’s Bonus Share Retention Plan at a price of £5.546 per share:
Directors (announced under Disclosure and Transparency Rule 3.1.4R(1))

Ken Hanna	20 shares
Bob Stack	18 shares
Todd Stitzer	32 shares
Persons Discharging Managerial Responsibility (announced under Disclosure and Transparency Rule 3.1.4R(1))

Hester Blanks	4 shares
Steve Driver	10 shares
David Macnair	10 shares
Mark Reckitt	2 shares
Matthew Shattock	8 shares
Hank Udow	13 shares
Subject to certain service and performance related conditions being met, these individuals also acquired on 5 March 2007 a conditional interest in the same number of shares as shown above; some or all of this additional interest will vest, to the extent those conditions are met, on 4 March 2010.
All transactions were carried out in London.
Following these transactions, the executive directors of the Company have total interests in ordinary shares in the capital of the Company as shown below (conditional interests being those interests in the Company’s Bonus Share Retention Plan and Long Term Incentive Plan that are subject to performance and service related conditions):

Ken Hanna	678,572 shares
(537,388 conditional interest)

Bob Stack	890,266 shares
(548,083 conditional interest)

Todd Stitzer	822,363 shares
(1,065,635 conditional interest)
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
Date: 12 March 2007

Exhibit 99.7
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director RAJIV WAHI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them RAJIV WAHI 76,201 BANK OF NEW YORK NOMINEES LTD A/C 491846 75,646	8.	State the nature of the transaction PART DISPOSAL OF BONUS SHARE RETENTION PLAN AND LONG TERM INCENTIVE PLAN SHARES ON RELEASE FROM TRUST.

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 18,774	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.93	14.	Date and place of transaction 13 MARCH 2007 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 215,268	16.	Date issuer informed of transaction 13 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JOHN HUDSPITH 020 7830 5179

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 14 MARCH 2007

Exhibit 99.8
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Cadnury Schweppes plc

2. Reason for the notification	State
Yes/No

An acquisition or disposal of voting rights	No

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No

An event changing the breakdown of voting rights	No

Other (please specify): Transparency Directive Transitional Provisions	Yes

3. Full name of person(s) subject to the notification obligation (iii):	Morgan
Stanley
Investment
Management
Limited
(“MSIM”)

4. Full name of shareholder(s) (if different from 3.) (iv):	Various clients
for which
MSIM has
voting
authority

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A

6. Date on which issuer notified:	19/03/2007

7. Threshold(s) that is/are crossed or reached:	Above 5%

8. Notified details:
A: Voting rights attached to shares

Class/type of
shares
if possible	Situation previous to
using the ISIN	the Triggering			Resulting situation after the triggering
CODE	transaction (vi)			transaction (vii)

Number
of
	Number	Voting	Number
	of	Rights	of	Number of voting		% of voting
	Shares	(viii)	shares	rights (ix)		rights

			Direct	Direct	Indirect	Direct	Indirect
				(x)	(xi)

Ordinary shares	150,787,720	150,787,720		0	150,787,720	0	7.18%
GB0006107006

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Number of voting
Type of			rights that may be	% of
financial	Expiration	Exercise/Conversion	acquired if the instrument	voting
instrument	date (xiii)	Period/ Date (xiv)	is exercised/converted	rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)
Number of voting rights	% of voting rights
150,787,720	7.18%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:	Morgan Stanley
Investment
Management
Limited

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

14. Contact name:	Jackie King

15. Contact telephone number:	020 7425 8765

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Cadbury Schweppes plc

Contact address (registered office for legal entities)	25 Berkeley Square
London
W1J 6HB

Phone number	020 7830 5183

Other useful information (at least legal representative for legal persons)	John Mills

B: Identity of the notifier, if applicable (xvii)

Full name	Morgan Stanley
Investment
Management
Limited

Contact address	25 Cabot Square,
Canary Wharf,
London, E14 4QA

Phone number	020 7425 8765

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information
This notification has been made under the FSA’s Implementation of the Transparency Directive Transitional Provisions, which state:
Where a major shareholder has not been required (because of an acquisition or disposal of voting rights or due to a change in the total of voting rights in issue) to make an announcement prior to 20 March 2007 then he must do so by that date in any event. Where such a notification is made the issuer must publish the information by not later than 20 April 2007.
Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Exhibit 99.9
27 March 2007
Cadbury Schweppes – Director Shareholding
Cadbury Schweppes has been notified today that on 26 March 2007 Ken Hanna sold 55,198 Cadbury Schweppes ordinary shares at 650 pence per share in the London market. These shares were sold to meet a tax liability which arose from the grant of shares under the Group’s Long Term Incentive Plan and the vesting of a restricted share award made when he joined the Group in 2004.
Following this sale, he now has an interest in 623,374 shares (which includes two further restricted share awards). He also has a conditional interest in a further 537,388 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.
Ken Hanna’s shareholding exceeds the expectation of the Cadbury Schweppes’ Board that Executive Directors hold shares of a value of at least four times base salary.
Ends

For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.

Exhibit 99.10
30 March 2007
RETIREMENT OF RICK BRADDOCK AS A NON-EXECUTIVE DIRECTOR
Cadbury Schweppes announces that Rick Braddock, a non-executive director since 1997, will retire from the Board on 24 May, 2007.
Sir John Sunderland, Chairman, said: “On behalf of the Board, I would like to thank Rick for his significant contribution to Cadbury Schweppes over the past 10 years, both as a member of the Board and more recently as Chairman of the Remuneration Committee. His wise counsel has been highly valued.”
Following the retirement of Rick Braddock, Cadbury Schweppes’ Board will comprise:
Sir John Sunderland — non-executive chairman
Roger Carr — deputy chairman and senior independent non-executive
Todd Stitzer — chief executive officer
Ken Hanna — chief financial officer
Bob Stack — chief human resources officer
Sanjiv Ahuja — non-executive
Dr Wolfgang Berndt — non-executive
Ellen Marram — non-executive (joins 1 June 2007)
The Rt Hon The Lord Patten of Barnes CH — non-executive
David Thompson — non-executive
Rosemary Thorne — non-executive
Raymond Viault — non-executive
Ends

For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd
Katie Bolton

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.